UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

April 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F   X        Form 40 F  ___

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-13 April 5, 2005

DESCRIPTION:

Queenstake Reports Improved First Quarter Gold Production

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 QUEENSTAKE RESOURCES LTD.

(Registrant)

Date April 5, 2005

By        "Dorian L. Nicol"" (signed)

                                        (Signature)

Dorian L. Nicol, President & CEO

News Release 2005-13

April 5, 2005

TSX - QRL; AMEX - QEE  - Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE REPORTS IMPROVED FIRST QUARTER GOLD PRODUCTION

DENVER, Colorado - April 5, 2005 - Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) (the "Company") reports that first quarter production at its wholly owned Jerritt Canyon Mine in Nevada was 53,587 ounces of gold, an increase of 10% over the first quarter of 2004.  During the quarter the mill processed 311.434 tons of ore at an average gold grade of 0.211 ounces per ton.  Process recoveries averaged 85.88%.  March production was 20,965 ounces.  Quarterly production was in line with expectations bearing in mind that the Company plans for lower production rates during the heavy snowfall months of the first quarter.

Queenstake President and Chief Executive Officer Dorian (Dusty) Nicol commented: "We are pleased with first quarter production, particularly with the strong performance during March.  We will release complete financial results for the first quarter before the middle of May and will provide production guidance for the balance of 2005 at that time.  Production guidance will be based on an updated mine plan and budget that will reflect a review of our forecasting procedures as well as recent drill data.  The current 2005 production forecast of 275,000 ounces may remain unchanged.  However, a revised mine plan based on additional data might result in a revised production forecast.  It is important to me, our shareholders and to all Queenstake employees that from now on all production forecasts will be realistic and achievable."

John E. Rice, Vice President of Operations, has resigned from the Company in order to accept a position with another mining company.  Mr. Rice joined Queenstake more than two years ago and helped us through our early days as a mid-tier gold producer.  His advice and management skills will be missed and we wish him success in his new position.

The Company is pleased to announce that J. Peter Davies has accepted the position of retained Consulting Engineer.  In that position, he will work with mine staff to optimize production at Jerritt Canyon in 2005 and beyond.  Mr. Davies is a well known mining engineering consultant with more than 50 years of experience in all facets of the mining industry.  He is a 1952 graduate of the Royal School of Mines, London University with a B.Sc. in Mineral Engineering. He has worked for and consulted with many international mining companies, including Ashanti Goldfields, Bralorne Mines, Texada Mines, Nord Resources, and Getty Mining Company, as well as Kaiser Engineers and Bechtel.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email - info@queenstake.com web - www.queenstake.com

Forward-Looking Statements - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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